FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-193376-11
September 18, 2014

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-193376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter, or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-503-4611 or by emailing prospectus.cpdg@db.com.

This free writing prospectus does not contain all information that is required to be included in the  prospectus and the prospectus supplement.
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IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which these materials are attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential, are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

SUPPLEMENT NO. 1 TO FREE WRITING PROSPECTUS

$1,049,021,000 (Approximate)
COMM 2014-LC17 Mortgage Trust
as Issuing Entity
Deutsche Mortgage & Asset Receiving Corporation
as Depositor
Ladder Capital Finance LLC
German American Capital Corporation
Cantor Commercial Real Estate Lending, L.P.
Natixis Real Estate Capital LLC
Silverpeak Real Estate Finance LLC
as Sponsors and Mortgage Loan Sellers

COMM 2014-LC17 MORTGAGE TRUST
COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

This Supplement No. 1 to Free Writing Prospectus, dated September 18, 2014, relates to the offering of COMM 2014-LC17 Mortgage Trust Commercial Mortgage Pass-Through Certificates, Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-5, Class X-A, Class A-M, Class B, Class PEZ and Class C (collectively, the “Offered Certificates”)  and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated September 15, 2014 and filed with the Securities and Exchange Commission under accession number 0001539497-14-001103 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated September 15, 2014 and filed with the Securities and Exchange Commission under accession number 0001539497-14-001101 (the “Term Sheet”):

Collateral Updates

1)
The description of the Mortgaged Property identified on Annex A-1 to the Free Writing Prospectus as Broadmoor Towne Center under “The Sponsors, Mortgage Loan Sellers and Originators—Silverpeak Real Estate Finance LLC—SREF’s Underwriting Standards—Exceptions” in the Free Writing Prospectus is replaced with the following:

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With respect to the Mortgaged Property identified on Annex A-1 to this free writing prospectus as Broadmoor Towne Center, which secures a Mortgage Loan representing approximately 1.3% of the Initial Outstanding Pool Balance as of the Cut-off Date, the U/W NCF DSCR is

1.19x in comparison with the U/W NCF DSCR of 1.20x provided for in Silverpeak’s underwriting guidelines.  Silverpeak’s decision to include the Mortgage Loan in the transaction was due to the LTV Ratio of 61.5% and LTV Ratio at Maturity or ARD of 41.1%.

2)	Footnote 20 to Annex A-1 of the Free Writing Prospectus is updated to add the following early termination options:

Loan No. 45 – 444 Seabreeze—The 2nd Largest Tenant, Florida Department of Legal Affairs, has the right to terminate its lease at any time during the lease term in the event that leasable area in a building owned by the State of Florida and located within Volusia County becomes available to the tenant with six months prior notice. The 3rd Largest Tenant, FBI, has the right to terminate its lease effective September 30, 2018 with two months prior notice.

3)
With respect to Footnote 24 to Annex A-1 of the Free Writing Prospectus regarding Loan No. 6 – Aloft Cupertino, the amount of the letter of credit in clause (i) of the second sentence is modified from “$2.0” to “$2.0 million”.

4)	Annex G-1 of the Free Writing Prospectus is updated to add the following exception to the exceptions to representations and warranties for Ladder Capital Finance LLC:

Annex A-1 ID#	Mortgage Loan	Representation	Exception
50 55 70	Walgreens Cupey Sam’s Club Tractor Supply – El Centro	(16) Insurance	The sole tenant is permitted to retain insurance proceeds pending restoration of the related Mortgaged Property following a casualty.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.